Mail Stop 6010


August 4, 2005

Mr. George J. Longo
Vice President and Chief Financial Officer
The Quigley Corporation
Kells Building
621 Shady Retreat Road
Doylestown, PA 18901

      Re:	The Quigley Corporation
		Form 10-K for the fiscal year ended December 31, 2004
	File No. 000-21617

Dear Mr. Longo:

      We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with supplemental information so we may better understand your disclosure.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 16

Critical Accounting Policies, page 18

1. We acknowledge your revenue recognition policy as noted herein and within your "Summary of Significant Accounting Policies" in the accompanying notes to your consolidated financial statements. We believe that your disclosure related to estimates of items that reduce your gross revenue, such as sales returns and allowances, could be defined and improved. Please provide us with the following information in a disclosure-type format:

a).	The type and amount of each accrual at the balance sheet
dates
and the effect that could result from using other reasonably likely assumptions than those upon which you currently rely. For example, please provide a range of reasonably likely amounts or another type of sensitivity analysis.

b).	The factors that you consider in estimating each accrual,
such
as historical product returns, levels of inventory in your distribution channels; estimated remaining product shelf lives;
price
changes from competitors and introductions of new products.

c).	To the extent that the information you consider in b. is
quantifiable, discuss both quantitative and qualitative factors
and
the extent of availability and your use of information from
external
sources; for example, end-customer demand data compared to
inventory
levels. In discussing your estimate of product returns, provide additional information, preferably by product and in tabular format, regarding the total amount of product in sales dollars that could potentially be returned as of the most recent balance sheet date, disaggregated by expiration period.
d).	If applicable, discuss any shipments made as a result of
incentives and/or in excess of your customers` inventory levels in the ordinary course of business. Please also discuss your revenue recognition policy for such shipments.

e).	A roll-forward of the liability for each estimate for the
periods presented, showing the following:
* beginning balance;
* current provision related to sales made in current period;
* current provision related to sales made in prior periods;
* actual returns or credits in current period related to sales made in current period;
* actual returns or credits in current period related to sales made in prior periods; and
* ending balance.

f).	Finally, include information regarding the amount of and
reason
for fluctuations with respect to each item/estimate that reduced gross revenue. Please address the effect that changes in your estimates with respect to each item had on your revenues and operations for the applicable periods.

2. We note that your accounting policy with respect to commission expense paid to distributors/brokers of your products varies depending on the nature of the underlying agreement; that is, you classify certain commissions paid as cost of sales versus administrative expense. Please provide us, in a disclosure-type format, more about the nature of the underlying agreement that determines your commission classification. In addition, please tell us why you believe that your classifications are appropriate under U.S. GAAP, referencing the authoritative literature that supports your treatment.

3. We note that you account for cooperative advertising expense as a deduction from sales, as opposed to "bonus product," which you account for as cost of sales. Please tell us why you believe your accounting treatment for each form of advertising complies with U.S.
GAAP including EITF 01-9, particularly paragraph 9.

Consolidated Financial Statements, page 23

Consolidated Statements of Cash Flows, page F-4

4. Please provide us with additional information, in a disclosure-type format, regarding the adjustment to your net income from operations of $497,048 related to your allowance for doubtful accounts expense for the year ended December 31, 2004. Tell us the amount of your bad debt expense in 2004 and separately the amount of any reduction in your allowance that you recorded to the statement of operations with full explanation. Provide us, in disclosure-type format, the effect that these amounts had on your operations in 2004.
Also, provide us schedule II as prescribed by rule 5-04 of Regulation
S-X and tell us why you have not included this schedule in your filing.

Notes to Consolidated Financial Statements, page F-5

Note 2- Summary of Significant Accounting Policies, page F-7

5. We note that you record expense related to options granted to non-employees based on either "the fair values agreed upon with the grantees" or fair value as determined by the Black-Scholes pricing model. Please tell us how your policy correlates to the accounting treatment prescribed by SFAS No. 123, particularly paragraphs 8 and
9.

*    *    *    *
      Please provide us the supplemental information requested within
10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your supplemental responses that keys your responses to our comments. Detailed letters greatly facilitate our review. You should file the letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that they have provided all information required under the Securities Exchange
Act
of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Amy Bruckner, Staff Accountant, at (202)
551-
3657 or Mary Mast, Senior Accountant, at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3679 with any other questions.

      Sincerely,


							Jim B. Rosenberg
							Senior Assistant Chief
Accountant
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George J. Longo
The Quigley Corporation
August 4, 2005
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